Filed pursuant to Rule 424(b)(3)

Registration No. 333-181360

SHEPHERD’S FINANCE, LLC

SUPPLEMENT NO. 4 DATED MARCH 4, 2014

TO THE PROSPECTUS DATED APRIL 2, 2013

This document supplements, and should be read in conjunction with, the prospectus of Shepherd’s Finance, LLC dated April 2, 2013, Supplement No. 3 thereto dated November 5, 2013, and Supplement No. 2 thereto dated August 13, 2013. Supplement No. 2 amended and superseded all prior supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update regarding the status of our offering;
•	an update to the “Risk Factors” section of our prospectus;
•	an update to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our prospectus to include information for the year ended December 31, 2013; and
•	our audited consolidated financial statements as of and for the year ended December 31, 2013.

Status of Our Offering

We commenced the public offering of Fixed Rate Subordinated Notes (“Notes”) on October 4, 2012. Through February 26, 2014 we have received aggregate gross offering proceeds of approximately $1,762,000 from the sale of Notes in our offering. As of February 26, 2014, approximately $698,238,000 in Notes remained available for sale to the public under our Notes offering. The Notes offering will not last beyond October 4, 2014, which is two years after the effective date of this offering, unless extended by our board of managers for an additional year as permitted under applicable law. We also reserve the right to terminate the Notes offering at any time.

Update to “Risk Factors”

The following are hereby added to the “Risk Factors — Risks Related to Our Business” section of our prospectus:

In the event of a foreclosure on the property securing certain of our loans, we are subordinate to a third party, which could reduce the amount of proceeds that we would receive on a foreclosure of the property.

Some of the property securing the BMH Loan (as such term is defined under “Business — Our Loan Portfolio Secured by Real Estate”) is subject to a mortgage in the amount of $1,146,000, which is held by an unrelated third party and is superior to our mortgage. If we or the third party foreclose on that portion of the BMH Loan’s collateral, the first $1,146,000 received from the sale of the property will go to the superior mortgage holder, which will reduce the amount available to satisfy our mortgage.

In the event of a foreclosure on the property securing certain of our loans where we are subordinate to a third party, to minimize our loss on the property, we may choose to buy the mortgage in front of us, which would reduce the amount of proceeds that we have to invest in performing loans, reducing our profitability.

The first mortgage on the BMH Loan, which is superior to our mortgage, allows us to buy the first mortgage for a set price in the case of foreclosure on the property securing such mortgage. If we choose to execute this option, we would have less funds available to invest in performing loans, reducing our profitability.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our accompanying audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2013 contained in this supplement.

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(All dollar [$] amounts shown in thousands.)

Overview

Shepherd’s Finance, LLC and subsidiary (the “Company”, “we” or “our”) was originally formed as a Pennsylvania limited liability company on May 10, 2007. In conjunction with the change in strategic direction discussed more fully below, the Company changed its name from 84 RE Partners, LLC (“84 RE Partners”) on December 2, 2011 and converted to a Delaware limited liability company on March 29, 2012. We are the sole member of a consolidating subsidiary, 84 REPA, LLC. The Company operated pursuant to an operating agreement by and among Daniel M. Wallach and the members of the Company from its inception through March 29, 2012, at which time it adopted an amended and restated operating agreement. Under the amended and restated operating agreement, we have three Managers, Daniel M. Wallach (who is also our CEO), and our independent Managers - Kenneth Summers and Bill Myrick.

The Managers, through the CEO when appropriate, have direct and exclusive control over the management of the Company’s operations. With respect to new loans, the CEO locates potential customers, conducts due diligence, and negotiates and completes the transactions in which the loans are originated. Loans are either approved by the loan committee of the Board of Managers, or fit within guidelines created by that committee. The independent Managers comprise the audit committee and approve affiliate transactions. The Managers also deal with governance issues. The Managers, through the CEO when appropriate, perform, or arrange for the performance of, the management, advisory and administrative services required for Company operations. Such services include, without limitation, the administration of investor accounts, investor relations, accounting, and the preparation, review and dissemination of tax and other financial information. They also engage and manage the contractual relations with depositories, accountants, attorneys, insurers, banks and others, as required.

During 2007 and continuing through portions of 2011, the Company was the lessor in three commercial real estate leases with an affiliate, 84 Lumber Company (“84 Lumber”). During the majority of time of the business relationship between 84 RE Partners and 84 Lumber, Daniel M. Wallach was employed by 84 Lumber, while also operating as the Manager of 84 RE Partners. The leased properties were sold to 84 Lumber Company in May and September of 2011, and the leases were thereby terminated. This business model generated consistent profits, positive cash flows and returns to the members for the duration of these financings.

In late 2011, management elected to transform our business model. We lend money to residential homebuilders to construct single family homes, and to develop undeveloped land into residential building lots. The loans are extended to residential homebuilders and, as such, are commercial loans. We primarily fund our lending and operations by continued extension of Notes to the general public, which Notes are unsecured subordinated debt. On October 4, 2012 our public Notes offering was declared effective by the SEC, and, as of both December 31, 2013 and 2012, our offering was effective in 38 states. We currently have four sources of capital available: a secured line of credit from affiliates with balances due of $0 and $1,108 as of December 31, 2013 and 2012, respectively, unsecured Notes through our Notes offering with balances of $1,739 and $2 as of the same periods, other unsecured debt with balances of $1,500 at both December 31, 2013 and 2012, and equity, which was $1,904 and $1,902 as of December 31, 2013 and 2012, respectively. Eventually, we intend to replace the lines of credit from affiliates with secured debt from a bank or through other liquidity. Currently the secured lines of credit from affiliates are demand loans collateralized by a lien against all of our assets and are senior in right of payment to our Fixed Rated Subordinated Notes.

 We had $4,045 and $3,604 in loan assets as of December 31, 2013 and 2012, respectively. The estimated value of the total collateral for these loans was $5,527 and $6,124 on December 31, 2013 and 2012, respectively, which is based on an appraisals of the collateral prepared for us on various dates in 2013 and 2012, respectively, and verified with a broker’s opinion of value when appropriate and according to our policy. We extended new funds of $3,331 and $355 during 2013 and 2012, respectively, and received principal paybacks of $2,992 and $1,547 during those same periods.

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Economic and Industry Dynamics

Demand for residential construction loans has been negatively impacted by the net decrease in housing starts (a key driver relative to commercial lending to residential homebuilders) over the past seven years. See “Inflation, Interest Rates, and Housing Starts” later in this section. This decrease followed 15 years of increases in housing starts. Home values also decreased during the housing start decline. The combination of these events, along with others, presented significant hurdles to residential homebuilders. In 2013, housing starts and home values were moving off their lows, staging what we believe is the beginning of a recovery.

Due to the need to fund either part or all of the costs of their construction projects, homebuilders often have to work with lending institutions. The normal lending institutions (banks, S&L, credit unions, etc.) have all been negatively impacted by these same recent trends, which have raised default rates and losses related to commercial lending loans issued to residential homebuilders. In fact, many state and federal regulators are discouraging community banks and lending institutions from lending to residential homebuilders.

We believe all the factors above present three significant opportunities. The first opportunity, and our primary focus, is to become the lender of choice or secondary lender to residential homebuilders during the absence of lending at the homebuilder’s local financial institution or community bank. Another is to purchase and securitize the loans made by building supply companies to those homebuilders. Finally, we may acquire deeply discounted defaulted debt from other financial institutions. While we have not entered into any transactions related to the final two opportunities, we will remain mindful of those opportunities to generate a return from such transactions.

Perceived Challenges and Anticipated Responses

The following is not intended to represent a comprehensive list or description of the risks or challenges facing the Company. Currently, our management is most focused on the following challenges along with the corresponding actions to address those challenges:

Perceived Challenges and Risks	Anticipated Management Actions/Response
Start-up operations	Our management has experience in commercial lending to residential homebuilders. However, this represents management’s first attempt to create a stand-alone operation of this type with a capital structure of this type. Management believes possessing experience in business, its track record in this type of lending, and the contacts made in previous endeavors will assist with staffing and other challenges it will face with this new endeavor.
Concentration of loan portfolio (i.e. how many of the loans are of one type, with any particular customer, or within any particular geography)	Our management plans to extend loans to multiple lenders in multiple geographies across the U.S. in order to diversify this risk to the degree possible while continuing to focus on residential homebuilder customers.

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Potential loan value-to-collateral value issues (i.e. being underwater on particular loans)	Our management manages this challenge by risk-rating both the geographic region and the builder, then adjusting the loan-to-value (i.e. the loan amount versus the value of the collateral) based on the risk assessments. Additionally, for construction loans, we collect a deposit up-front.
Potential increases in interest rates, which would reduce operating income	We offer variable rate loans that incorporate a spread (i.e. profit) above the Company’s costs of funds to insulate it against this risk. A more detailed description is included in Interest Spread below.
Liquidity

Our management has short and long term plans including, but not limited to:

• Short term – issue Notes to the public; and

• Long-term – execute a form of bank financing to replace the demand loans from affiliates.

Opportunities

Although we can give no assurance as to our success in our efforts, in the future, our management will focus its efforts on the following opportunities:

•	receiving money from the Notes, sufficient enough to operate our business and allow for diversification in our loan portfolio;

•	growing loan assets and the staffing and operations to handle it. We anticipate hiring office staff as loan volume grows, and hiring the origination staff, which will be field based, as our liquidity allows for new loan originations. The goal for the field staff is to have a geographic coverage that eventually covers most of the continental U.S.;

•	replacing our existing lines of credit from our affiliates with lines of credit from financial institutions. We would like the maximum amount (the credit limit) to be 20% of our asset size, and our outstanding amounts to average 10% of our asset size;

•	producing a profit, and making distributions to our members to cover their tax burden from our operations, and, if possible, to give them a return on their investment; and

•	retaining earnings to grow the equity of the Company.

Understanding and Evaluating Our Operating Results

Our results of operations are driven by three major factors - interest spread, loan losses, and selling, general and administrative (SG&A) expenses.

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Interest Spread

Interest spread is generally made up of the following three components:

•     Difference between the interest rate received (on our loan assets) and the interest rate paid (on our borrowings).

•     Fee income. This fee is generally recognized over the life of the loan, based on the maximum allowed loan balance over the expected life of the loan. The amount of interest spread on these loans will depend on the life of the loans, as well as the fee percentage. As more competition comes into the residential construction lending market, we expect this portion of spread income to decrease as a percentage of assets.

•     Amount of nonperforming assets. Since we are paying interest on all money we borrow, any asset created or funded with borrowed funds that does not have an interest return costs us money. There is an interest expense for us, with no interest income to offset it. Generally there are two types of nonperforming assets. The first is nonperforming loans, which do not generate interest income unless actually received in cash. The second nonperforming asset type is money borrowed which is not invested in loans. To mitigate the negative spread on unused borrowed funds (idle cash), we use our line of credit to handle daily liquidity. We would like to have a secured line of credit with a credit limit of 20% of our loan assets, and generally carry a balance of 10% of our loan assets on that line. This way, as money comes in from Notes or loan payoffs, it can be used to pay down the line, and as money goes out for Note redemptions and new loans created, money can be drawn on the line. This will help reduce any negative spread on idle cash.

We calculate interest spread by taking the difference between interest income and expense, and, when we express it as a percentage, by dividing it by our weighted average outstanding loan balance.

Loan Losses

The second major factor in determining our profitability is loan losses. During our existence to date, we have not held nonperforming loans and have incurred no loan losses, but this is unlikely to continue. Losses on loans occur with nonperforming loans (i.e. when customers are unable to repay their interest and/or principal). Normally, the loss in this situation is the difference between the collateral value and the loan value, less any costs of disposal. Homes recently constructed during the past seven years have created significant losses because many homes are worth less than the appraised value at the time the loan was created. Losses also occur in loans when homes are partly built at the point of default, or never built. Generally, a declining real estate market will be the primary driver for loan losses. We believe that while current values may fall in some real estate markets, in general, values are low and represent a lower risk than at other times over the last seven years, and that over the last year in general, values have been rising.

SG&A Expenses

SG&A expenses for us are almost all of the expenses that are not interest and loan losses. In 2013, we experienced increases in SG&A as we increased our payroll and advertising expenses. We anticipate these expenses increasing as our loan balance increases.

Critical Accounting Estimates

To assist in evaluating our consolidated financial statements, we describe below the critical accounting estimates that we use. We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used, would have a material impact on our consolidated financial condition or results of operations.

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Loan Losses

Nature of estimates required

Loan losses, as applicable, are accounted for both on the consolidated balance sheets and the consolidated statements of operations. On the consolidated statements of operations, management estimates the amount of losses to capture during the current year. This current period amount incurred is referred to as the loan loss provision. The calculation of our allowance for loan losses, which appears on our consolidated balance sheets, requires us to compile relevant data for use in a systematic approach to assess and estimate the amount of probable losses inherent in our commercial lending operations and to reflect that estimated risk in our allowance calculations. The risk of losses occurs when customers cannot pay their principal and interest due. In the past, we have estimated that risk to be minimal, and therefore we have not proceeded to compare the value of the collateral versus the amount loaned. We use the policy summarized as follows:

For loans to one borrower with committed balances less than 10% of our total committed balances on all loans extended to all customers, we establish a historical reserve for all loans which are not more than 60 days past due at the end of a quarter. This historical reserve takes into account both historical information and a qualitative analysis of housing and other economic factors that may impact our future realized losses. For loans to one borrower with committed balances less than 10% of our total committed balances on all loans extended to all customers, we analyze for impairment all loans which are more than 60 days past due at the end of a quarter.  For loans to one borrower with committed balances equal to or greater than 10% of our total committed balances on all loans extended to all customers, we analyze all loans for impairment.  The analysis of loans, if required, develops a collateral value to be compared to the principal amount of the loan.  If the value determined is less than the principal amount due (less any builder deposit), then the difference is included in the loan loss.  As values change, estimated loan losses may be provided for more or less than the previous period, and some loans may not need a loss provision based on payment history.  For homes which are partially complete, we appraise on an as-is and completed basis, and use the one that more closely aligns with our planned method of disposal for the property.

For loans that are individually evaluated for impairment, appraisals have been prepared within the last 13 months.  There are also broker’s opinions of value (“BOV”) prepared, if the appraisal is more than six months old.  The lower of any BOV prepared in the last six months, or appraisal done in the last 13 months, is used, unless we determine a BOV to be invalid based on the comparable sales used.  If we determine a BOV to be invalid, we will use the appraised value.  Appraised values are adjusted down for estimated costs associated with asset disposal.

Appraisers are state certified, and are selected by first attempting to utilize the appraiser who completed the original appraisal report. If that appraiser is unavailable or not affordable, we use another appraiser who appraises routinely in that geographic area. BOVs are created by real estate agents. We try to first select an agent we have worked with, and then, if that fails, we select another agent who works in that geographic area.

Fair Value

Nature of estimates required

Currently, fair value has the potential to impact the calculation of the loan loss provision most heavily. Specifically relevant to the loan loss reserve is the fair value of the underlying collateral supporting the outstanding loan balances. At December 31, 2013 and 2012, no allowance for loan loss was necessary as our outstanding loans were performing and the collateral value (fair value) was more than sufficient to recover the value of the outstanding loans. Fair value measurements are an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Due to a rapidly changing economic market, an erratic housing market, the various methods that could be used to develop fair value estimates, and the myriad of assumptions that could be used, determining the collateral’s fair value requires significant judgment.

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Sensitivity analysis

Change in Fair Value Assumption	December 31, 2013 Loan Loss Provision Higher/(Lower)
Increasing fair value of the total collateral by 20%*	$–
Decreasing fair value of the total collateral by 20%**	$229

____________

* Increases in the fair value of the collateral do not impact the loan loss provision, as the value generally is not “written up.”

**If the loans were nonperforming, assuming a gross amount of the loans outstanding of $4,652 and the fair value of the total collateral on all outstanding loans was reduced by 20%, a loan loss provision of $229 would be required.

Amortization of Deferred Offering Costs

We amortize our deferred offering costs based on the effective interest method. As such, we make estimates for the amount of proceeds we anticipate receiving from our Notes offering. We also estimate the average duration of these future investments. If either of these estimates is determined to be incorrect in the future, the rate at which we are amortizing the deferred offering costs as interest expense would be adjusted.

Amount of proceeds expected

Currently we anticipate a growing amount of proceeds from the Notes over the anticipated length of the offering. We anticipate that we will originate more proceeds in the later months of the offering than in the first months of the offering.

Sensitivity analysis for amount of proceeds expected

Change in Anticipated Proceeds	2013 Interest Expense Higher/(Lower)
Increasing the anticipated proceeds by 50%	$(6)
Decreasing the anticipated proceeds by 50%	$15

Average duration expected

Currently we anticipate a consistent average duration of 38.5 months for the Notes. An increasing average duration over the remaining anticipated length of the Notes offering would decrease the amount of amortization reflected in interest expense for 2013, and a decreasing average duration of investments over the remaining anticipated length would increase the amount reflected in interest expense for 2013.

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Sensitivity analysis for average duration

Change in Anticipated Average Duration	2013 Interest Expense Higher/(Lower)
Decreasing the average duration to 30 months for all remaining months of origination	$5

Currently, the average duration is 38.5 months; the available range of investment durations is between 12 and 48 months. Extending the average duration to the maximum of 48 months does not have a meaningful impact on the calculation.

Other Loss Contingencies

Other loss contingencies are recorded as liabilities when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Disclosure is required when there is a reasonable possibility that the ultimate loss will exceed the recorded provision. Contingent liabilities are often resolved over long time periods. Estimating probable losses requires analysis of multiple forecasts that often depend on judgments about potential actions by third parties such as courts, arbitrators, juries, or regulators.

Accounting and Auditing Standards Applicable to “Emerging Growth Companies”

We are an “emerging growth company” under the recently enacted JOBS Act. For as long as we are an “emerging growth company,” we are not required to: (1) comply with any new or revised financial accounting standards that have different effective dates for public and private companies until those standards would otherwise apply to private companies, (2) provide an auditor’s attestation report on management’s assessment of the effectiveness of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (3) comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer or (4) comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise. We intend to take advantage of such extended transition period. Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our consolidated financial statements may not be comparable to the financial statements of companies that comply with public company effective dates. If we were to subsequently elect to instead comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

Other Significant Accounting Policies

Other significant accounting policies, not involving the same level of measurement uncertainties as those discussed above, are nevertheless important to an understanding of the financial statements. Policies related to credit quality information, discontinued operations, fair value measurements, offsetting assets and liabilities, related party transactions and revenue recognition require difficult judgments on complex matters that are often subject to multiple and recent changes in the authoritative guidance. Certain of these matters are among topics currently under reexamination by accounting standard setters and regulators. Specific conclusions have not been reached by these standard setters, and outcomes cannot be predicted with confidence. Also, see Notes 1 and 2 to our consolidated financial statements, as they discuss accounting policies that we have selected from acceptable alternatives.

Consolidated Results of Operations

Key financial and operating data for the years ended December 31, 2013 and 2012 are set forth below. For a more complete understanding of our industry, the drivers of our business, and our current period results, this discussion should be read in conjunction with our consolidated financial statements, including the related notes and the other information contained in this document.

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Accounting principles generally accepted in the United States of America (U.S. GAAP) require that we report financial and descriptive information about reportable segments and how these segments were determined. Our management determines the allocation and performance of resources based on operating income, net income and operating cash flows. Segments are identified and aggregated based on the products sold or services provided and the market(s) they serve. Based on these factors, management has determined that our ongoing operations are in one segment, commercial lending.

Below is a summary of our income statement for the following periods:

	For the Years Ended December 31,
(in thousands of dollars)	2013	2012
Interest Income
Interest and fee income on loans	$596	$581
Interest expense	157	115

Net interest income	439	466
Less: Loan loss provision	–	–

Net interest income	439	466

Non-Interest Expense
Selling, general and administrative	415	344

Total non-interest expense	415	344

Net income	$24	$122

Interest Spread

The following table displays a comparison of our interest income, expense, fees and spread:

	For the Years Ended December 31,
(in thousands of dollars)	2013		2012
Interest Income		*		*
Interest income on loans	$337	7%	$365	7%
Fee income on loans	259	6%	216	4%
Interest and fee income on loans	596	13%	581	11%
Interest expense – related parties	17	0%	38	1%
Interest expense – unsecured	111	2%	77	1%
Amortization of offering costs	29	1%	–
Interest expense	157	3%	115	2%
Net interest income (spread)	439	10%	466	9%

Weighted average outstanding loan asset balance	$4,478		$5,174

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*annualized amount as percentage of weighted average outstanding gross loan balance

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There are three main components that can impact our interest spread:

•     Difference between the interest rate received (on our loan assets) and the interest rate paid (on our borrowings). The loans we have originated have interest rates which are based on our cost of funds, with a minimum cost of funds of 5%. The margin is fixed at 2%. Future loans are anticipated to be originated at approximately the same 2% margin. This component is also impacted by the lending of money with no interest cost (our equity). Our interest income was 7% for each of the years ended December 31, 2013 and 2012. Our interest cost (expressed as a percentage of our loan assets) was 3% and 2% for the years ended December 31, 2013 and 2012, respectively (these amounts are less than our actual borrowing rate, as some of the funds we lend are funded by equity that has no borrowing cost). The difference was 4% and 5% for those periods, respectively. The decrease in the interest difference from 2012 to 2013 is due to the fact that our cost of funds was below the minimum during 2012. The increase in our interest expense in the year ended December 31, 2013 as compared to the same period for 2012 was due to more of our borrowed funds being from the public offering, which has a higher interest rate on average than our secured line of credit. In the second half of 2013, this increase was enough to raise the interest rate we charge our borrowers, which is why the interest income in 2013 as a whole was higher than 2012. We expect the relationship between interest income and expense for 2014 to be generally consistent with 2013.

•     Fee income. Fee income is displayed in the table above. The two loans originated in December 2011 had a net origination fee of $924. This fee is being recognized over the life of the loans. The loan modifications in 2013, and the loan to a new borrower in the third quarter of 2013, allowed for the construction funding of homes, and included loan fees of $121, which are being recognized over the expected life of the construction borrowings and are included in deferred loan fee and fee income. The portion of the $121 recognized as fee income was $61 in the year ended December 31, 2013. The increase in the fee income percentage in 2013 versus 2012 is mostly due to this additional loan fee recognition, but also due to the decline in average outstanding balance. In the future, we anticipate creating loans with fees ranging between 4 and 5% of the maximum loan amount.

•     Amount of nonperforming assets. We had no nonperforming loan assets at December 31, 2013 and 2012. On December 31, 2013 and 2012, we carried cash balances of $722 and $646, respectively. The cost of interest which was paid to our lenders for cash which was not invested was immaterial. To mitigate the negative spread on unused borrowed funds (idle cash), we use our line of credit to handle daily liquidity. We would like to have a secured line of credit with a credit limit of 20% of our loan assets, and generally carry a balance of 10% of our loan assets on that line. This way, as money comes in from Notes or loan payoffs, it can be used to pay down the line, and as money goes out for Note redemptions and new loans created, money can be drawn on the line. This will help reduce any negative spread on idle cash. We have loan commitments outstanding at the end of the year of $1,449, and intend to close more loans throughout the first quarter of 2014 to reduce the nonperforming cash.

Loan Loss Provision

To date, we have not held any nonperforming loans and have incurred no loan losses; however, there is certain risk associated with lending activity and as such we can reasonably anticipate a loan loss provision in the future.

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SG&A Expenses

The following table displays a comparison of our SG&A expenses for the years ended December 31, 2013 and 2012:

	For the Years Ended December 31,
(in thousands of dollars)	2013	2012
Selling, general and administrative expenses
Legal and Accounting	$150	$179
Salaries and related expenses	81	60
Website / Management Information Systems (“MIS”)	12	8
Board related expenses	76	60
Advertising	50	4
Rent and Utilities	16	4
Printing	14	1
Other	16	28
Total SG&A	$415	$344

We had reductions in 2013 compared to 2012 in legal and accounting costs, which were more than offset by increases in salaries and related expenses, board expenses, MIS and advertising. The increase in board expenses is due to not having established our board until the end of the first quarter of 2012. Website costs incurred in the first half of 2012 were generally accrued until the site went live in October 2012, and are now being amortized over three years. We started advertising in March 2013 to attract investors, and cut back advertising in June 2013. Printing costs are both for printing of investor related material and for the filing of documents electronically with the SEC.

We anticipate SG&A costs for 2014 to be comparable to 2013, unless there is a significant increase in loan balances. As we experiment with different forms of advertising to find a method that provides a strong return, we currently plan to limit advertising costs. However, if advertising costs are able to generate desired investment amounts, more advertising costs may be incurred. We also anticipate an increase in expenses related to loan production costs, offsetting the savings in advertising.

Consolidated Financial Position

Cash and Cash Equivalents

We try to carry a small cash balance. For a period of seven consecutive days including December 31, 2012, we borrowed money on our affiliate line of credit which boosted our cash on our balance sheet to $646 at December 31, 2012. This temporary carrying of cash did not significantly increase our interest cost, nor decrease our interest spread. On September 30, 2013, we received $1,146 of repayment from BMH and subsequently received $938 of Notes proceeds in the fourth quarter of 2013. At December 31, 2013, we had $722 in cash. We anticipate having cash balances for substantial periods of time during 2014, because when we create new loans, they typically do not have significant outstanding loan balances for several months.

Deferred Financing Costs, Net

Gross deferred financing costs were $669 and $598 as of December 31, 2013 and 2012, respectively. The accumulated amortization of those costs was $20 and $2 as of the same dates. For the year ended December 31, 2012, our deferred financing costs included private offering costs incurred of $11. These costs were being amortized over the life of that offering, but because no funds were received from the private offering, the private offering was terminated during the third quarter of 2013. Accordingly, the private offering costs were written-off in the third quarter of 2013. We expect that the gross deferred financing amount will continue to increase over time as more of the anticipated financing costs are deferred when paid, and expensed over the life of the debt associated with the financing using the effective interest method. We also expect that the accumulated amortization will increase in 2014.

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The following is a roll forward of deferred financing costs for the years ended December 31, 2013 and 2012:

	For the Years Ended December 31,
	2013	2012

Deferred financing costs, beginning balance	$598	$–
Additions	82	598
Write-offs	(11)	–

Deferred financing costs, ending balance	$669	$598

Less accumulated amortization	(20)	(2)

Deferred financing costs, net	$649	$596

The following is a roll forward of the accumulated amortization of deferred financing costs:

	For the Years Ended December 31,
	2013	2012

Accumulated amortization, beginning balance	$2	$–
Additions	18	2

Accumulated amortization, ending balance	$20	$2

Loans Receivable

In December 2011, we originated two new loans and assumed a lender’s position on a third loan, which, net of unearned loan fees, had total balances of $3,853 and $3,604 as of December 31, 2013 and 2012, respectively. These loans were all to third party borrowers that are affiliated with each other, and are cross-collateralized. No allowance has been deemed necessary for these loans. In April, July, and September 2013, we entered into amendments to the BMH Loan. As a result of these amendments, BMH was allowed to borrow for the construction of homes on lots 204, 205, and 206 of the Hamlets subdivision located in a suburb of Pittsburgh, Pennsylvania, and to borrow in the future for the purchase of lot 5 of the Hamlets subdivision; we issued a letter of credit for $155 to a sewer authority relating to BMH Loan (the “Letter of Credit”), and we allowed a fully funded mortgage in the amount of $1,146 to be placed in superior position to our mortgage, with the $1,146 proceeds being used to reduce the balance of BMH’s outstanding loan with us. We chose to allow the $1,146 pay down of our loan with a superior mortgage because: (1) it should allow for the faster development of both the Hamlets and Tuscany subdivisions, decreasing the amount of risk time we will have; (2) it did not substantially alter the dollars we have at risk; and (3) it increased our return as a percentage of loan assets, as the Pennsylvania loans should be paid down quicker. The amount of the Letter of Credit is not included in our commitments to lend throughout the financial statements contained in this supplement, as any amount drawn would be included in the credit limit of BMH, and as of December 31, 2013, BMH is under the credit limit by more than the amount of the Letter of Credit. Also in our loans receivable balance is another loan to the same customer in a different subdivision (Whispering Pines) with a balance net of loan fee and builder deposit of $116 and $0, as of December 31, 2013 and 2012, respectively. This loan has a builder deposit of 6% of the loan amount, a loan fee of 5% of the loan amount, and an interest rate of our cost of funds plus 2%. The collateral for the Whispering Pines Loan is a lot with a home under construction.

12

In August 2013, we entered into a line of credit agreement with a borrower for the construction of homes in New Jersey. The maximum credit line for this loan is $150, with $72 outstanding at December 31, 2013, net of the builder deposit and unearned loan fee. As this loan is less than 10% of our outstanding loan balance, and it is not more than 60 days past due, we reserve for this loan in our historical loss reserve. The amount of the reserve related to this loan at the end of 2013 is immaterial. For each home built under this credit agreement, the builder deposit is made by the builder upon initial closing of the loan, and is generally returned to the borrower when the home is 90% complete. The builder deposit is used to encourage completion of the home, which generally reduces losses on defaulted loans, and to reduce losses on homes which are not completed by being credited to the defaulted loan’s balance.

We expect that we will increase our loans receivable as we raise funds from the issuance of Notes. We closed $1,220 of new loan commitments in the fourth quarter of 2013, with a balance of $119 of such amount outstanding as of December 31, 2013. This included an amendment to the BMH Loan, and a new loan to BMH. We anticipate creating new loans to new customers in the first quarter of 2014.

The following is a roll forward of commercial loans:

	For the Years Ended December 31,
	2013	2012

Beginning balance	$3,604	$4,580
Additions	3,331	355
Payoffs/sales	(2,992)	(1,547)
Change in builder deposit	(36)	–
New loan fees	(121)	–
Earned loan fee	259	216

Ending balance	$4,045	$3,604

Of the $1,115 loan fee from the origination of these Pennsylvania loans, $76 was used to offset legal expenses related to the creation of the loans. The remaining $1,039 loan fee is being recognized over the expected life of the Pennsylvania loans using the straight-line method. Income of $257 and $216 was recognized during 2013 and 2012, respectively.

While the remaining balance of the unearned loan fee related to our existing loans will decline to $0 over the life of those loans, we expect total unearned loan fees to increase in the future along with our commercial lending program.

Below is an aging schedule of loans receivable as of December 31, 2013, on a recency basis:

	No. Accts.	Unpaid Balances	%

Current loans (current accounts and accounts on which more than 50% of an original contract payment was made in the last 59 days)	6	$4,045	100%
60-89 days	–	–	0%
90-179 days	–	–	0%
180-269 days	–	–	0%

Subtotal	6	$4,045	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	0%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on precomputed accounts.)	–	$–	0%

Total	6	$4,045	100%

13

Below is an aging schedule of loans receivable as of December 31, 2013, on a contractual basis:

	No. Accts.	Unpaid Balances	%

Contractual Terms - All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.	6	$4,045	100%
60-89 days	–	–	0%
90-179 days	–	–	0%
180-269 days	–	–	0%

Subtotal	6	$4,045	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	0%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on precomputed accounts.)	–	$–	0%

Total	6	$4,045	100%

Below is an aging schedule of loans receivable as of December 31, 2012, on a recency basis:

	No. Accts.	Unpaid Balances	%

Current loans (current accounts and accounts on which more than 50% of an original contract payment was made in the last 59 days)	3	$3,604	100%
60-89 days	–	–	0%
90-179 days	–	–	0%
180-269 days	–	–	0%

Subtotal	3	$3,604	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	0%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on precomputed accounts.)	–	$–	0%

Total	3	$3,604	100%

14

Below is an aging schedule of loans receivable as of December 31, 2012, on a contractual basis:

	No. Accts.	Unpaid Balances	%

Contractual Terms - All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.	3	$3,604	100%
60-89 days	–	–	0%
90-179 days	–	–	0%
180-269 days	–	–	0%

Subtotal	3	$3,604	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	0%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on precomputed accounts.)	–	$–	0%

Total	3	$3,604	100%

The previous four tables are presented with loan amounts net of builder deposits and unearned loan fees. In previous filings, the loan amounts were shown gross, including the builder deposits and unearned loan fees. The net presentation matches the financial statement presentation of loan balances.

Customer Interest Escrow

The Pennsylvania loans called for a funded Interest Escrow account which was funded with proceeds from the Pennsylvania loan. The initial funding on that Interest Escrow was $450. The balance as of December 31, 2013 and 2012 was $255 and $329, respectively. To the extent the balance is available in the Interest Escrow, interest due on certain loans is deducted from the Interest Escrow on the date due. The Interest Escrow is increased by 10% of lot payoffs on the same loans, and by interest on the SF Loan. All of these transactions are noncash to the extent that the total escrow amount does not need additional funding. The Interest Escrow is also used to contribute to the reduction of the $400 subordinated mortgage upon certain lot sales of the collateral of that loan.

15

Roll forward of interest escrow for the years ended December 31, 2013 and 2012:

	2013	2012

Beginning balance	$329	$450
+ SF Loan interest	75	69
+ Additions from lot payoffs	188	169
- Interest and fees	(325)	(341)
- Amount used to reduce $400,000 loan balance	(12)	(18)

Ending balance	$255	$329

Notes Payable Unsecured

At the same time that we extended the Pennsylvania loans in December 2011, we assumed a note payable to our borrowing customer for $1,500, which was the balance at both December 31, 2013 and 2012. This loan is unsecured and has the same priority as the Notes. It is also collateral for the loans we extended to this customer. In addition, we owed $1,739 and $2 in Notes payable under our Notes offering as of December 31, 2013 and 2012, respectively. We expect our Notes payable unsecured balance to increase as we raise funds in our Notes offering.

Notes Payable Related Party

In order to minimize the amount of idle cash on our balance sheet and maximize the loans receivable which create interest spread, we have two lines of credit from affiliates, which had a combined, outstanding balance as of December 31, 2013 and 2012 of $0 and $1,108, respectively. We repaid the affiliate loans during the first nine months of 2013 from cash on hand at the end of 2012 and principal paydowns from our borrowers. We had $1,500 and $392 available to us on the affiliate lines as of December 31, 2013 and 2012, respectively. We intend to have a line of credit or multiple lines of credit in the future, and intend to eventually replace these lines from affiliates with lines from unrelated financial institutions. However, we can make no assurance that we will obtain a line of credit with an unrelated financial institution on favorable terms or at all.

Liquidity and Capital Resources

Our operations are subject to certain risks and uncertainties, particularly related to the concentration of our current operations, almost all of which are to a single customer and geographic region, as well as the evolution of the current economic environment and its impact on the United States real estate and housing markets. Both the concentration of risk and the economic environment could directly or indirectly impact losses related to certain transactions and access to and cost of adequate financing.

The Company’s anticipated primary source of liquidity going forward is interest income and/or principal repayments related to the loans, as well as funds borrowed from creditors, some of whom are currently members and affiliates.  Our public Notes offering, which allows us to borrow money, was declared effective by the SEC on October 4, 2012 and has been registered and declared effective in 38 states as of December 31, 2013. We began to advertise in March 2013 and have received $1,739 in Notes proceeds as of December 31, 2013. We anticipate continuing our sales efforts in 2014, focusing on the efforts that have proven fruitful. The Company’s ability to fund its operations remains dependent upon the ability of our largest borrower, whose borrowings represent 98% and 100% of our total outstanding borrowings as of December 31, 2013 and 2012, respectively, to continue paying interest and/or principal and our ability to obtain additional financing, as needed, from the members, general public and other entities. The risk of our largest customer not paying interest is mitigated in the short term by having an interest escrow, which had a balance of $255 and $329 as of December 31, 2013 and 2012, respectively. While a default by this large customer could impact our cash flow and/or profitability in the long term, we believe that, in the short term, a default might impact profitability, but not liquidity, as we are not receiving interest payments from the customer while he is performing (interest is being credited from his interest escrow).

16

We generated net income of $24 and $122 for the years ended December 31, 2013 and 2012. At December 31, 2013 and 2012, we had cash on hand of $722 and $646, respectively, and our outstanding debt totaled $3,239 and $2,610, respectively, which was unsecured or payable to related parties. As of December 31, 2013 and 2012, the amount that we have not loaned, but are obligated to potentially lend to our customers based on our agreements with them, was $1,449 and $588, respectively. Our availability on our line of credit from our members was $1,500 and $392 as of December 31, 2013 and 2012, respectively.

Our current plan is to expand the commercial lending program by using current liquidity and available funding (including funding from our Notes program). We have anticipated the costs of this expansion and the continuing costs of maintaining our public company status, and we anticipate generating, through normal operations, the cash flows and liquidity necessary to meet our operating, investing and financing requirements. As noted above, the two most significant factors driving our current plans are the continued payments of principal and/or interest by our largest borrower and the public offering of Notes. If actual results differ materially from our current plan or if expected financing is not available, we believe we have the ability and intent to obtain funding and generate net worth through additional debt or equity infusions of cash, if needed. There can be no assurance, however, that we will be able to implement our strategies or obtain additional financing under favorable terms, if at all.

Our business of borrowing money and re-lending it to generate interest spread is our primary use of capital resources. There are several risks in any financing company of this nature, and we will discuss significant risks here and how they relate to our Company and what, if any, mitigation techniques we have or may employ.

First, any financial institution needs to match the maturities of its borrowings with the maturities of its assets. The bulk of most financial institutions’ borrowings are in the form of public investments or deposits. These generally have maturities that are either set periods of time, or upon the demand of the investor/depositor. The risk is that either obligations come due before funds are available to be paid out (a shortage of liquidity) or that funds are repaid before the obligation comes due (idle cash, as described herein). To mitigate these risks, we are not offering demand deposits (for instance, a checking account). Instead, we are offering Notes with varying maturities between one and four years, which we believe will be longer than the average life of the loans we will extend. However, we have the option to repay the Notes early if we wish without penalty. These items protect us against this risk of matching of debt and asset maturity.

Second, financial institutions must have daily liquidity on their debt side, to offset variations in loan balances on a daily basis. Borrowers can repay their Notes at any time, and they will request draws as they are ready for them. Further, construction loans are not funded 100% initially, so there are contractual obligations on the lender’s part to fund loans in the future. Most financial institutions mitigate this risk by having a secured line of credit from the Federal Reserve Bank. We have the same risk from customer repayments and draws as banks, and we intend to mitigate this risk by obtaining a secured line of credit with a bank. Our current debt financing consists of the two demand loans from our members, the SF Loan, and our unsecured Notes from the public offering. The loan balance from our members on December 31, 2013 and 2012 was $0 and $1,108, respectively. The loan balance on the SF Loan was $1,500 on both December 31, 2013 and 2012. The balance of debt from the Notes offering was $1,739 and $2 as of December 31, 2013 and 2012, respectively. If we are able to refinance the demand loans with a bank line of credit, we intend to maintain the outstanding balance on the line at approximately 10% of our committed loan amount. Failure to refinance the demand loans in the future with a larger bank line of credit may result in a lack of liquidity, or low loan production. Future lines of credit from banks will have expiration dates or be demand loans, which will have risks associated with those maturities.

17

Third, financial institutions have the risk of swings in market rates on borrowing and lending, which can make borrowing money to fund loans to their customers or fund their operations costly. The rates at which institutions can borrow are not necessarily tied to the rates at which they can lend. In our case, we are lending to customers using a rate which varies monthly with our cost of funds. So while we somewhat mitigate this risk, we are still open to the problem of, at the time of originating loans, wanting to originate new loans at a rate that would make us money, but that rate not being competitive in the market. Lack of lending may cause us to repay Notes early and lose interest spread dollars, hurting our profitability and ability to repay.

We currently generate liquidity from (or may in the future):

•	borrowings in the form of the demand loans from our members;

•	proceeds from the Notes;

•	repayments of loan receivables;

•	interest and fee income;

•	borrowings from lines of credit with banks (not in place yet);

•	sale of property obtained through foreclosure (none to date); and

•	other sources as we determine in the future.

We currently (or may in the future) use liquidity to:

•	make payments on other borrowings, including loans from affiliates;

•	pay Notes on their scheduled due date and Notes that we are required to redeem early;

•	make interest payments on the Notes; and

•	to the extent we have remaining net proceeds and adequate cash on hand, fund any one or more of the following activities:

•	to extend commercial construction loans to homebuilders to build single or multi-family homes or develop lots;

•	to make distributions to equity owners;

•	for working capital and other corporate purposes;

•	to purchase defaulted secured debt from financial institutions at a discount;

•	to purchase defaulted unsecured debt from suppliers to homebuilders at a discount and then secure it with real estate or other collateral;

•	to purchase real estate, in which we will operate our business; and

•	to redeem Notes which we have decided to redeem prior to maturity.

18

The Company’s anticipated primary sources of liquidity going forward are interest income and principal repayments related to loans it extends, as well as funds borrowed from creditors, including affiliates and Note holders. Therefore, the Company’s ability to fund its operations is dependent upon these sources of liquidity.

Inflation, Interest Rates, and Housing Starts

Since we are in the housing industry, we are affected by factors that impact that industry. Housing starts impact our customers’ ability to sell their homes. Faster sales mean higher effective interest rates for us, as the recognition of fees we charge is spread over a shorter period. Slower sales mean lower effective interest rates for us. Slower sales are likely to increase the default rate we experience.

Housing inflation has a positive impact on our operations. When we lend initially, we are lending a percentage of a home’s expected value, based on historical sales. If those estimates prove to be low (in an inflationary market), the percentage we loaned of the value actually decreases, reducing potential losses on defaulted loans. The opposite is true in a deflationary housing price market. It is our opinion that values are low in many of the housing markets in the U.S. today, and our lending against these values is much safer than loans made by financial institutions in 2006 to 2008.

Interest rates have several impacts on our business. First, rates affect housing (starts, home size, etc.). High long term interest rates may decrease housing starts, having the effects listed above. Higher interest rates will also affect our investors. We believe that there will be a spread between the rate our Notes yield to our investors and the rates the same investors could get on deposits at FDIC insured institutions. We also believe that the spread may need to widen if these rates rise. For instance, if we pay 5% above average CD rates when CDs are paying 0.5%, when CDs are paying 3%, we may have to have a larger than 5% difference. This may cause our lending rates, which are based on our cost of funds, to be uncompetitive. High interest rates may also increase builder defaults, as interest payments may become a higher portion of operating costs for the builder. Below is a chart showing average CD rates.

Certificates of Deposit Index

Month	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Jan	3.363%	1.688%	1.132%	1.693%	3.674%	5.217%	5.145%	2.730%	0.488%	0.319%	0.313%	0.268%
Feb	3.077%	1.643%	1.113%	1.836%	3.837%	5.266%	4.958%	2.572%	0.407%	0.327%	0.315%	0.262%
Mar	2.828%	1.586%	1.098%	1.996%	3.996%	5.301%	4.748%	2.428%	0.337%	0.331%	0.316%	0.255%
Apr	2.607%	1.533%	1.085%	2.163%	4.158%	5.324%	4.543%	2.265%	0.288%	0.325%	0.321%	0.248%
May	2.423%	1.483%	1.083%	2.332%	4.318%	5.338%	4.323%	2.091%	0.278%	0.305%	0.328%	0.240%
Jun	2.263%	1.419%	1.118%	2.492%	4.483%	5.336%	4.108%	1.893%	0.288%	0.280%	0.336%	0.229%
Jul	2.107%	1.358%	1.162%	2.658%	4.640%	5.324%	3.898%	1.690%	0.293%	0.266%	0.341%	0.220%
Aug	1.961%	1.303%	1.212%	2.833%	4.774%	5.333%	3.673%	1.483%	0.295%	0.263%	0.338%	0.216%
Sep	1.868%	1.247%	1.277%	3.000%	4.897%	5.343%	3.517%	1.204%	0.298%	0.268%	0.331%	0.214%
Oct	1.820%	1.194%	1.355%	3.174%	4.997%	5.323%	3.453%	0.864%	0.300%	0.276%	0.319%	0.212%
Nov	1.767%	1.171%	1.451%	3.345%	5.081%	5.293%	3.236%	0.685%	0.305%	0.288%	0.304%	0.210%
Dec	1.726%	1.151%	1.563%	3.512%	5.153%	5.268%	2.965%	0.556%	0.312%	0.304%	0.283%	0.206%

Source: Derivation of Rates Reported by Federal Reserve Board-Copyright 2014 MoneyCafe.com (01/2002-06/2013)

and Mortgage-X (07/2013 ETD).

19

Housing prices are also generally correlated with housing starts, so that increases in housing starts usually coincide with increases in housing values, and the reverse is generally true. Below is a graph showing single family housing starts from 2000 through November 2013.

Source: U.S. Census Bureau

To date, changes in housing starts, CD rates, and inflation have not had a material impact on our business.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements for a description of new or recent accounting pronouncements.

Subsequent Events

See Note 10 to our consolidated financial statements for subsequent events.

Financial Statements

The financial statements listed below are contained in this supplement:

20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and

Members of Shepherd’s Finance, LLC

We have audited the accompanying consolidated balance sheets of Shepherd’s Finance, LLC and affiliate (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in members’ capital, and cash flows for each of the years in the two-year period ended December 31, 2013. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Carr, Riggs & Ingram, LLC

February 26, 2014

Enterprise, Alabama

F-1

Shepherd’s Finance, LLC

Consolidated Balance Sheets

As of December 31, 2013 and 2012

(in thousands of dollars)	2013	2012

Assets
Cash and cash equivalents	$722	$646
Accrued interest on loans	27	26
Deferred financing costs, net	649	596
Other assets	14	10
Loans receivable, net	4,045	3,604

Total assets	$5,457	$4,882

Liabilities and Members’ Capital
Customer interest escrow	$255	$329
Accounts payable and accrued expenses	59	41
Notes payable unsecured	3,239	1,502
Notes payable related party	–	1,108

Total liabilities	3,553	2,980

Commitments and Contingencies (Note 8)

Members’ capital	1,904	1,902

Total liabilities and members’ capital	$5,457	$4,882

The accompanying notes are an integral part of these consolidated financial statements.

F-2

Shepherd’s Finance, LLC

Consolidated Statements of Operations

For the years ended December 31, 2013 and 2012

(in thousands of dollars)	2013	2012

Interest Income
Interest and fee income on loans	$596	$581
Interest expense	157	115

Net interest income	439	466
Less: Loan loss provision	–	–

Net interest income	439	466

Non-Interest Expense
Selling, general and administrative	415	344

Total non-interest expense	415	344

Net income	$24	$122

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Shepherd’s Finance, LLC

Consolidated Statements of Changes In Members’ Capital

For the years ended December 31, 2013 and 2012

(in thousands of dollars)	2013	2012

Members’ capital, beginning balance	$1,902	$1,830
Net income	24	122
Distributions to members	(22)	(50)

Members’ capital, ending balance	$1,904	$1,902

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Shepherd’s Finance, LLC

Consolidated Statements of Cash Flows

For the years ended December 31, 2013 and 2012

(in thousands of dollars)	2013	2012

Cash flows from operations
Net income	$24	$122
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Amortization and impairment of deferred financing costs	29	2
Net change in operating assets and liabilities
Other operating assets	(7)	24
Accrued interest receivable	(1)	(24)
Deferred loan fees	(138)	(216)
Customer interest escrow	(74)	(121)
Accounts payable and accrued expenses	18	41

Net cash provided by (used in) operating activities	(149)	(172)

Cash flows from investing activities
Loan originations and principal collections, net	(303)	1,192
Other investing activity	3	(8)

Net cash provided by (used in) investing activities	(300)	1,184

Cash flows from financing activities
Distributions to members	(22)	(50)
Net proceeds from (repayments of) related party notes	(1,108)	230
Proceeds from unsecured Notes	1,737	2
Payments of deferred financing costs	(82)	(598)

Net cash provided by (used in) financing activities	525	(416)

Net increase (decrease) in cash and cash equivalents	76	596

Cash and cash equivalents
Beginning of period	646	50

End of period	$722	$646

Supplemental disclosure of cash flow information
Cash paid for interest	$28	$36

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Shepherd’s Finance, LLC

Notes to Consolidated Financial Statements

Information presented throughout these notes to the consolidated financial statements is in thousands of dollars.

1. Description of Business and Basis of Presentation

Description of Business

Structure and Control Environment

Shepherd’s Finance, LLC and subsidiary (the “Company”, “we” or “our”) was originally formed as a Pennsylvania limited liability company on May 10, 2007. We are the sole member of a consolidating subsidiary, 84 REPA, LLC. The Company operated pursuant to an operating agreement by and among Daniel M. Wallach and the members of the Company from its inception through March 29, 2012, at which time it adopted an amended and restated operating agreement. Under the amended and restated operating agreement, we have three Managers, Daniel M. Wallach (who is also our Chief Executive Officer “CEO”), and our independent Managers - Kenneth Summers and Bill Myrick.

The Managers, through the CEO when appropriate, have direct and exclusive control over the management of the Company’s operations. With respect to new loans, the CEO locates potential customers, conducts due diligence, and negotiates and completes the transactions in which the loans are originated. Loans are either approved by the loan committee of the Board of Managers, or fit within guidelines created by that committee. The independent Managers comprise the audit committee and approve affiliate transactions. The Managers also deal with governance issues. The Managers, through the CEO when appropriate, perform, or arrange for the performance of, the management, advisory and administrative services required for Company operations. Such services include, without limitation, the administration of investor accounts, investor relations, accounting, and the preparation, review and dissemination of tax and other financial information. They also engage and manage the contractual relations with depositories, accountants, attorneys, insurers, banks and others, as required.

Change in Strategy

In late 2011, management elected to transform our business model. The Company lends money to residential homebuilders to construct single family homes, and to develop undeveloped land into residential building lots. The loans are extended to residential homebuilders and, as such, are commercial loans. We fund our lending and operations by continued extension of Notes to the general public, which Notes are unsecured subordinated debt. We currently have four sources of capital: a secured line of credit from affiliates with a balance due of $0 and $1,108 as of December 31, 2013 and 2012, respectively, unsecured Notes through our Notes offering with balances of $1,739 and $2 as of the same periods, other unsecured debt with balances of $1,500 at both December 31 2013 and 2012, and equity, which was $1,904 and $1,902 as of December 31, 2013 and 2012, respectively. Eventually, the Company intends to replace the lines of credit from affiliates with secured debt from a bank or through other liquidity.

Liquidity and Capital Resources

Our operations are subject to certain risks and uncertainties, particularly related to the concentration of our current operations, almost all of which are to a single customer and geographic region, as well as the evolution of the current economic environment and its impact on the United States real estate and housing markets. Both the concentration of risk and the economic environment could directly or indirectly impact losses related to certain transactions and access to and cost of adequate financing.

The Company’s anticipated primary source of liquidity going forward is interest income and/or principal repayments related to the loans, as well as funds borrowed from creditors, some of whom are currently members and affiliates.  Our public Notes offering, which allows us to borrow money, was declared effective by the SEC on October 4, 2012 and has been registered and declared effective in 38 states as of December 31, 2013. We began to advertise in March 2013 and have received $1,739 in Notes proceeds as of December 31, 2013. We anticipate continuing our sales efforts in 2014, focusing on the efforts that have proven fruitful. The Company’s ability to fund its operations remains dependent upon the ability of our largest borrower, whose borrowings represent 98% and 100% of our total outstanding borrowings as of December 31, 2013 and 2012, respectively, to continue paying interest and/or principal and our ability to obtain additional financing, as needed, from the members, general public and other entities. The risk of our largest customer not paying interest is mitigated in the short term by having an interest escrow, which had a balance of $255 and $329 as of December 31, 2013 and 2012, respectively. While a default by this large customer could impact our cash flow and/or profitability in the long term, we believe that, in the short term, a default might impact profitability, but not liquidity, as we are not receiving interest payments from the customer while he is performing (interest is being credited from his interest escrow).

F-6

We generated net income of $24 and $122 for the years ended December 31, 2013 and 2012. At December 31, 2013 and 2012, we had cash on hand of $722 and $646, respectively, and our outstanding debt totaled $3,239 and $2,610, respectively, which was unsecured or payable to related parties. As of December 31, 2013 and 2012, the amount that we have not loaned, but are obligated to potentially lend to our customers based on our agreements with them, was $1,449 and $588, respectively. Our availability on our line of credit from our members was $1,500 and $392 as of December 31, 2013 and 2012, respectively.

Our current plan is to expand the commercial lending program by using current liquidity and available funding (including funding from our Notes program). We have anticipated the costs of this expansion and the continuing costs of maintaining our public company status, and we anticipate generating, through normal operations, the cash flows and liquidity necessary to meet our operating, investing and financing requirements. As noted above, the two most significant factors driving our current plans are the continued payments of principal and/or interest by our largest borrower and the public offering of Notes. If actual results differ materially from our current plan or if expected financing is not available, we believe we have the ability and intent to obtain funding and generate net worth through additional debt or equity infusions of cash, if needed. There can be no assurance, however, that we will be able to implement our strategies or obtain additional financing under favorable terms, if at all.

Basis of Presentation

Principles of Consolidation These consolidated financial statements include the consolidated accounts of the Company’s subsidiary and reflect all adjustments (all of which are normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the consolidated financial position, operating results, and cash flows for the periods. All intercompany balances and transactions have been eliminated. Our consolidated results for the year ended December 31, 2013 are not necessarily indicative of what our results will be for future years.

Classification The consolidated balance sheets of the Company are presented as unclassified to conform to industry practice for lending entities.

Use of Estimates The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. It is reasonably possible that market conditions could deteriorate, which could materially affect our consolidated financial position, results of operations and cash flows. Among other effects, such changes could result in the need to establish an allowance for loan losses.

Operating Segments Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 280, Segment Reporting, requires that the Company report financial and descriptive information about reportable segments and how these segments were determined. We determine the allocation of resources and performance of business units based on operating income, net income and operating cash flows.  Segments are identified and aggregated based on products sold or services provided and the market(s) they served.  Based on these factors, we have determined that the Company’s operations are in one segment, commercial lending.

2. Summary of Significant Accounting Policies

Revenue Recognition

Interest income generally is recognized on an accrual basis. The accrual of interest is generally discontinued on all loans past due 90 days or more. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income, unless management believes that the accrued interest is recoverable through liquidation of collateral. Interest received on nonaccrual loans is applied against principal. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status.

Advertising

Advertising costs are expensed as incurred and are included in selling, general and administrative. Advertising expenses were $50 and $4 for the years ended December 31, 2013 and 2012, respectively.

Cash and Cash Equivalents

Management considers highly-liquid investments with original maturities of three months or less to be cash equivalents.

F-7

Fair Value Measurements

The Company has established a framework for measuring fair value under U.S. GAAP using a hierarchy, which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Three levels of inputs are used to measure fair value, as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or

Level 3 – unobservable inputs, such as discounted cash flow models or valuations.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement. See Note 3.

Loans Receivable

Loans are stated at the amount of unpaid principal, net of any allowances for loan losses, and adjusted for (1) the net amount of direct costs and nonrefundable loan fees associated with lending, and (2) deposits made by the borrowers used as collateral for a loan and due back to the builder at or prior to loan payoff. The net amount of nonrefundable loan origination fees and direct costs associated with the lending process, including commitment fees, is deferred and accreted to interest income over the lives of the loans using a method that approximates the interest method. Substantially all of the Company’s loans are secured by real estate in a suburb of Pittsburgh, Pennsylvania. Accordingly, the ultimate collectability of a substantial portion of these loans is susceptible to changes in market conditions in that area.

Past due loans are loans contractually past due 30 days or more as to principal or interest payments. A loan is classified as nonaccrual, and the accrual of interest on such loan is discontinued, when the contractual payment of principal or interest becomes 90 days past due. In addition, a loan may be placed on nonaccrual at any other time management has serious doubts about further collectability of principal or interest according to the contractual terms, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection or well-secured (i.e. the loan has sufficient collateral value). Loans are restored to accrual status when the obligation is brought current or has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impaired loans, or portions thereof, are charged off when deemed uncollectible. Once a loan is 90 days past due, management begins a workout plan with the borrower or commences its foreclosure process on the collateral.

Allowance for Loan Losses

The allowance for loan losses, when determined to be necessary, is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio.

For loans to one borrower with committed balances less than 10% of our total committed balances on all loans extended to all customers, we establish a historical reserve for all loans which are not more than 60 days past due at the end of a quarter. This historical reserve takes into account both historical information and a qualitative analysis of housing and other economic factors that may impact our future realized losses. For loans to one borrower with committed balances less than 10% of our total committed balances on all loans extended to all customers, we analyze for impairment all loans which are more than 60 days past due at the end of a quarter. For loans to one borrower with committed balances equal to or greater than 10% of our total committed balances on all loans extended to all customers, we analyze all loans for impairment. The analysis of loans, if required, includes a comparison of estimated collateral value to the principal amount of the loan. If the value determined is less than the principal amount due (less any builder deposit), then the difference is included in the loan loss. As values change, estimated loan losses may be provided for more or less than the previous period, and some loans may not need a loss provision based on payment history.  For homes which are partially complete, we appraise on an as-is and completed basis, and use the one that more closely aligns with our planned method of disposal for the property.

For loans that are individually evaluated for impairment, appraisals have been prepared within the last 13 months. There are also broker’s opinions of value (“BOV”) prepared, if the appraisal is more than six months old. The lower of any BOV prepared in the last six months, or appraisal done in the last 13 months, is used, unless we determine a BOV to be invalid based on the comparable sales used. If we determine a BOV to be invalid, we will use the appraised value. Appraised values are adjusted down for estimated costs associated with asset disposal.

F-8

Deferred Financing Costs, Net

We defer certain costs associated with financing activities related to the issuance of debt securities (Deferred financing costs). These costs consist primarily of professional fees incurred related to the transactions. Deferred financing costs are amortized into interest expense over the life of the related debt. We make estimates for the amount of proceeds we anticipate receiving from our Notes offering. We also estimate the average duration of these future investments. If either of these estimates is determined to be incorrect in the future, the rate at which we are amortizing the deferred offering costs as interest expense would be adjusted and could have a material impact on the consolidated financial statements.

For the year ended December 31, 2012, our deferred financing costs included private offering costs incurred of $11. These costs were being amortized over the life of that offering, but because no funds were received from the private offering, the private offering was terminated during the third quarter of 2013. Accordingly, the private offering costs were written-off in the third quarter of 2013.

The following is a roll forward of deferred financing costs for the years ended December 31, 2013 and 2012:

	2013	2012
Deferred financing costs, beginning balance	$598	$–
Additions	82	598
Write-offs	(11)	–
Deferred financing costs, ending balance	$669	$598
Less accumulated amortization	(20)	(2)
Deferred financing costs, net	$649	$596

The following is a roll forward of the accumulated amortization of deferred financing costs for the years ended December 31, 2013 and 2012:

	2013	2012
Accumulated amortization, beginning balance	$2	$–
Additions	18	2
Accumulated amortization, ending balance	$20	$2

Income Taxes

The entities included in the consolidated financial statements are organized as pass-through entities under the Internal Revenue Code. As such, taxes are the responsibility of the members. Other significant taxes for which the Company is liable are recorded on an accrual basis.

The Company applies ASC Topic 740, Income Taxes (“ASC 740”). ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the consolidated financial statements and requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s consolidated financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions with respect to income tax at the LLC level not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the appropriate period. Management concluded that there are no uncertain tax positions that should be recognized in the consolidated financial statements. With few exceptions, the Company is no longer subject to income tax examinations for years prior to 2010.

The Company’s policy is to record interest and penalties related to taxes in interest expense on the consolidated statements of operations. There were no significant interest or penalties assessed or paid in the years ended December 31, 2013 and 2012.

Risks and Uncertainties

The Company is subject to many of the risks common to the commercial lending and real estate industries, such as general economic conditions, decreases in home values, decreases in housing starts, and high unemployment. These risks, which could have a material and negative impact on the Company’s consolidated financial condition, results of operations, and cash flows include, but are not limited to, declines in housing starts, unfavorable changes in interest rates, and competition from other lenders. At December 31, 2013, our loans were primarily concentrated in a suburb of Pittsburgh, Pennsylvania, so the housing starts and prices in that area are more significant to our business than other areas until and if more loans are created in other markets.

F-9

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of loans receivable. As of December 31, 2013, 98% of our outstanding loan balance consists of loans to one borrower, and the collateral is in one real estate market.

Recent Accounting Pronouncements

In December 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-11, Disclosures about Offsetting Assets and Liabilities, later updated with ASU 2013-01, which created new disclosure requirements about the nature of an entity’s rights of offset and related arrangements associated with its financial instruments and derivative instruments. The disclosures are limited to financial instruments and derivatives subject to enforceable master netting arrangements or similar agreements and exclude loans and deposits at the same institution. The amendments affect all entities that have financial instruments and derivatives that are either offset in the balance sheet or subject to an enforceable master netting arrangement or similar agreement regardless of whether they are offset in the balance sheet. The ASU requires entities to disclose, separately for financial assets and liabilities, including derivatives, the gross amounts of recognized financial assets and liabilities; the amounts offset under current U.S. GAAP; the net amounts presented in the balance sheet; the amounts subject to an enforceable master netting arrangement or similar agreement that were not included in the offset amount above, and the reconciling amount. The disclosure requirements were effective for annual and interim reporting periods beginning on or after January 1, 2013, with retrospective application required. We have reviewed this ASU as updated and determined that it does not have a material impact on the disclosure requirements of the Company.

Subsequent Events

Management of the Company has evaluated subsequent events through February 26, 2014, the date these consolidated financial statements were issued. See Note 10.

3. Fair Value

At December 31, 2013 and 2012, the Company had no assets measured at fair value on a recurring or nonrecurring basis. The Company has determined that the carrying value of financial instruments approximates fair value, as outlined below:

Cash and Cash Equivalents

The carrying amount approximates fair value because of the short maturity of these instruments.

Loans Receivable and Commitments to Extend Credit

For variable rate loans that reprice frequently with no significant change in credit risk, estimated fair values are based on carrying values at December 31, 2013 and 2012. The estimated fair values for other loans are estimated by discounting the future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and the same remaining maturities and approximate carrying values of these instruments at December 31, 2013 and 2012. For unfunded commitments to extend credit, because there would be no adjustment between fair value and carrying amount for the amount if actually loaned, there is no adjustment to the amount before it is loaned. The amount for commitments to extend credit is zero in the tables below because there is no difference between carrying value and fair value, and the amount is not recorded on the consolidated balance sheets as a liability.

Customer Interest Escrow

The customer interest escrow does not yield interest to the customer, but because: (1) the customer loans are demand loans, (2) there is no way to estimate how long the escrow will be in place, and (3) the interest rate which could be used to discount this amount is negligible, the fair value approximates the carrying value at both December 31, 2013 and 2012.

Borrowings under Credit Facilities

The fair value of the Company’s borrowings under credit facilities is estimated based on the expected cash flows discounted using the current rates offered to the Company for debt of the same remaining maturities. As all of the borrowings under credit facilities or the Notes are either payable on demand or at similar rates to what the Company can borrow funds for today, the fair value of the borrowings is determined to approximate carrying value at December 31, 2013 and 2012.

F-10

The table below is a summary of fair value estimates for financial instruments and the level of the fair value hierarchy (as discussed in Note 2) within which the fair value measurements are categorized at the periods indicated:

December 31, 2013

	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Financial Assets
Cash and cash equivalents	$722	$722	$722	$–	$–
Loans receivable, net	4,045	4,045	–	–	4,045
Financial Liabilities
Customer interest escrow	255	255	–	–	255
Notes payable unsecured	3,239	3,239	–	–	3,239
Commitments to extend credit	–	–	–	–	–

December 31, 2012

	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Financial Assets
Cash and cash equivalents	$646	$646	$646	$–	$–
Loans receivable, net	3,604	3,604	–	–	3,604
Financial Liabilities
Customer interest escrow	329	329	–	–	329
Notes payable unsecured	1,502	1,502	–	–	1,502
Notes payable related party	1,108	1,108	–	–	1,108
Commitments to extend credit	–	–	–	–	–

4. Financing Receivables

Financing receivables are comprised of the following as of December 31, 2013 and 2012:

	2013	2012

Commercial construction and development loans, net	$4,045	$3,604
Less: Allowance for loan losses	–	–

	$4,045	$3,604

Roll forward of commercial construction and development loans for the years ended December 31, 2013 and 2012:

	2013	2012

Beginning balance	$3,604	$4,580
Additions	3,331	355
Payoffs/sales	(2,992)	(1,547)
Change in builder deposit	(36)	–
New loan fees	(121)	–
Earned loan fee	259	216

Ending balance	$4,045	$3,604

F-11

Commercial Construction and Development Loans

Pennsylvania Loans

On December 30, 2011, pursuant to a credit agreement by and between us, Benjamin Marcus Homes, LLC (“BMH”), Investor’s Mark Acquisitions, LLC (“IMA”) and Mark L. Hoskins (“Hoskins”) (collectively, the “Hoskins Group”) (as amended, the “Credit Agreement”), we originated two new loan assets, one to BMH as borrower (the “BMH Loan”) and one to IMA as borrower (the “New IMA Loan”). Pursuant to the Credit Agreement and simultaneously with the origination of the BMH Loan and the New IMA Loan, we also assumed the position of lender on an existing loan to IMA (the “Existing IMA Loan”) and assumed the position of borrower on another existing loan in which IMA serves as the lender (the “SF Loan”). Throughout this supplement, we refer to the BMH Loan, the New IMA Loan, and the Existing IMA Loan collectively as the “Pennsylvania loans.” When we assumed the position of the lender on the Existing IMA Loan, we purchased a loan which was originated by the borrower’s former lender, and assumed that lender’s position in the loan and maintained the recorded collateral position in the loan. The borrower’s former lender and the seller of the BMH property are the same party, 84 FINANCIAL, L.P., an affiliate of 84 Lumber Company. The BMH Loan, the New IMA Loan and the Existing IMA Loan are all cross-defaulted and cross-collateralized with each other. Further, IMA and Hoskins serve as guarantors of the BMH Loan, and BMH and Hoskins serve as guarantors of the New IMA Loan and the Existing IMA Loan. As such, we are currently primarily reliant on a single developer and homebuilder for our revenues.

In April, July, September and December 2013, we entered into amendments to the BMH Loan. As a result of these amendments, BMH was allowed to borrow for the construction of homes on lots 204, 205, and 206 of the Hamlets subdivision and lot 5 in the Tuscany subdivision, both located in a suburb of Pittsburgh, Pennsylvania, and to borrow for the purchase of lot 5 of the Hamlets subdivision. We issued a letter of credit for $155 to a sewer authority relating to BMH Loan (the “Letter of Credit”), and we allowed a fully funded mortgage in the amount of $1,146 to be placed in superior position to our mortgage, with the $1,146 proceeds being used to reduce the balance of BMH’s outstanding loan with us. The amount of the Letter of Credit is not included in our commitments to lend throughout the financial statements contained in this supplement, as any amount drawn would be included in the credit limit of BMH, and, as of December 31, 2013, BMH is under the credit limit by more than the amount of the Letter of Credit. The terms and conditions of the Pennsylvania loans are set forth in further detail below.

BMH Loan

The BMH Loan is a revolving demand loan in the original principal amount of up to $4,164, of which $3,568 was funded at closing. We collected a fee of $750 upon closing of the BMH Loan, which was funded from proceeds of the loan. Additionally, $450 of the loan proceeds was allocated to an interest escrow account (the “Interest Escrow”). Interest on the BMH Loan accrues annually at 2% plus the greater of (i) 5.0% or (ii) the weighted average price paid by us on or in connection with all of our borrowed funds (such weighted average price includes interest rates, loan fees, legal fees and any and all other costs paid by us on our borrowed funds, and, in the case of funds borrowed by us from our affiliates, the weighted average price paid by such affiliate on or in connection with such borrowed funds) (“COF”). Pursuant to the Credit Agreement, interest payments on the BMH Loan are funded from the Interest Escrow, with any shortfall funded by BMH. Payments of principal on the BMH Loan are due upon our demand and in accordance with the payment schedule and other terms and conditions set forth in the Credit Agreement. The Credit Agreement obligates BMH to make payoffs to us in varying amounts upon the sale or transfer of, or obtaining construction financing for, all or a portion of the property securing the BMH Loan. The BMH Loan may be prepaid in whole or in part at any time without penalty; provided, however, that prepayments will not relieve BMH of its obligation to continue to make payments on the BMH Loan as set forth in the Credit Agreement.

The BMH Loan is secured by a second priority mortgage in residential property consisting of one building lot and a parcel of land of approximately 34 acres which is currently partially under development, all located in the subdivision commonly known as the Hamlets of Springdale in Peters Township, Pennsylvania, a suburb of Pittsburgh, as well as the Interest Escrow. The seller of the property securing the BMH Loan retained a third mortgage in the amount of $400, with a balance of approximately $323 and $351 as of December 31, 2013 and 2012, respectively. The property securing the BMH Loan is subject to a mortgage in the amount of $1,146, which is held by United Bank and guaranteed by 84 FINANCIAL, L.P. The superior mortgage balance is subtracted from the appraised value of the land in the land valuation detail of the Pennsylvania loan financing receivables at December 31, 2013 in the table detailing the Pennsylvania loans below.

F-12

New IMA Loan

The New IMA Loan is a demand loan in the original principal amount of up to $2,225, of which $250 was funded at closing. We collected a fee of $250 upon closing of the New IMA Loan, which was funded from proceeds of the loan. Interest on the New IMA Loan accrues annually at 2.0% plus the greater of (i) 5.0% or (ii) the weighted average price paid by us on or in connection with all of our borrowed funds (such weighted average price includes interest rates, loan fees, legal fees and any and all other costs paid by us on our borrowed funds, and, in the case of funds borrowed by us from our affiliates, the weighted average price paid by such affiliate on or in connection with such borrowed funds). Pursuant to the Credit Agreement, interest payments on the New IMA Loan are funded from the Interest Escrow, with any shortfall funded by IMA. Payments of principal on the New IMA Loan are due upon our demand and in accordance with the payment schedule and other terms and conditions set forth in the Credit Agreement. The Credit Agreement obligates IMA to make payoffs to us in varying amounts upon the sale or transfer of, or obtaining construction financing for, all or a portion of the property securing the New IMA Loan. The New IMA Loan may be prepaid in whole or in part at any time without penalty; provided, however, that prepayments will not relieve IMA of its obligation to continue to make payments on the New IMA Loan as set forth in the Credit Agreement.

The New IMA Loan is secured by a mortgage in residential property consisting of 18 lots located in the subdivision commonly known as the Tuscany Subdivision in Peters Township, Pennsylvania, a suburb of Pittsburgh. Construction of the improvements for the Tuscany Subdivision began in December 2012, with $561 remaining to be completed as of December 31, 2013. The property securing the New IMA Loan and the Existing IMA Loan is subject to a mortgage in the amount of $1,290 which is held by an unrelated third party. In connection with the closing of the New IMA Loan and the Existing IMA Loan, the holder of this mortgage entered into an agreement to amend, restate and further subordinate such mortgage. This subordination agreement also provides that, in the event of a foreclosure on and liquidation of the property securing the New IMA Loan and the Existing IMA Loan, we are entitled to receive liquidation proceeds up to $2,225 which excludes the collateral securing the BMH Loan, at which point the holder of this mortgage is entitled to receive liquidation proceeds up to the amount necessary to satisfy its outstanding mortgage, and we are then entitled to any remainder of the liquidation proceeds. The subordinated mortgage balance is subtracted from the appraised value of the finished lots in the lot valuation in the table detailing the Pennsylvania loans below.

Existing IMA Loan

The Existing IMA Loan is a demand loan in the original principal amount of $1,687, of which $1,687 was outstanding as of both December 31, 2013 and 2012. Interest on the Existing IMA Loan accrues annually at a rate of 7.0%. Pursuant to the Credit Agreement, interest payments on the Existing IMA Loan are funded from the Interest Escrow, with any shortfall funded by IMA. Payments of principal on the Existing IMA Loan are due upon the earlier of our demand or the satisfaction in full of the indebtedness related to the BMH Loan and the New IMA Loan. The Credit Agreement obligates IMA to make payoffs to us in varying amounts upon the sale or transfer of, or obtaining construction financing for, all or a portion of the property securing the Existing IMA Loan. The Existing IMA Loan may be prepaid in whole or in part at any time without penalty; provided, however, that prepayments will not relieve IMA of its obligation to continue to make payments on the Existing IMA Loan as set forth in the Credit Agreement.

The Existing IMA Loan is secured by a mortgage in the residential property that also secures the New IMA Loan.

SF Loan

Concurrent with the execution of the loans above, we entered into the SF Loan with the Hoskins Group, under which we are the borrower. Management presently has no intention to offset our payments of principal or interest against amounts due to us from the lender; therefore, this amount has been presented on a gross basis on the consolidated balance sheets at December 31, 2013 and 2012. The SF Loan is described in Note 5.

Interest Escrow

The Pennsylvania loans called for a funded Interest Escrow account which was funded with proceeds from the Pennsylvania loan. The initial funding on that Interest Escrow was $450. The balance as of December 31, 2013 and 2012 was $255 and $329, respectively. To the extent the balance is available in the Interest Escrow, interest due on certain loans is deducted from the Interest Escrow on the date due. The Interest Escrow is increased by 10% of lot payoffs on the same loans, and by interest on the SF Loan. All of these transactions are noncash to the extent that the total escrow amount does not need additional funding. The interest escrow is also used to contribute to the reduction of the $400 subordinated mortgage upon certain lot sales of the collateral of the BMH Loan.

Initial Funding

On December 30, 2011, we purchased the Existing IMA Loan from the original lender with a cash payment of $186 and the assumption of that lender’s obligations under the SF Loan. We also loaned our borrower $2,368 in funded cash for its purchase of the land and lots securing the BMH Loan. Our borrower’s loan balances were increased by the $750 loan fee on the BMH Loan, the $250 loan fee on the New IMA Loan, and the $450 interest escrow, all of which were not funded with cash.

Whispering Pines Loan

Also in our loans receivable balance is another loan to the same customer in a different subdivision (Whispering Pines) with a balance net of loan fee and builder deposit of $116 and $0 as of December 31, 2013 and 2012, respectively. This loan has a builder deposit of 6% of the loan amount, a loan fee of 5% of the loan amount, and has an interest rate of our COF plus 2%. The collateral for the Whispering Pines Loan is a lot with a home under construction.

F-13

A detail of the financing receivables for the Pennsylvania loans at December 31, 2013 is as follows:

Item	Term	Interest Rate	Funded to borrower		Estimated collateral values

BMH Loan	Demand(1)	COF +2% (7% Floor)
Land for phases 3, 4, and 5			$–		$1,041	(4)
Lot 5 Hamlets			142		180
Interest Escrow			450		255
Loan Fee			750		–
Excess Paydown			(394)	(5)
Construction loan lot 118 Whispering Pines			138		120
Construction loan lot 5 Tuscany			37		–

Total BMH Loan			1,123		1,596
IMA Loans
New IMA Loan (loan fee)	Demand(1)	COF +2% (7% Floor)	250		–
New IMA Loan (advances)	Demand(1)	COF +2% (7% Floor)	1,479		–
Existing IMA Loan	Demand(2)	7%	1,687		2,299	(3)

Total IMA Loans			3,416		2,299

Unearned Loan Fee			(567)		–
SF Loan Payable			–		1,500

Total			$3,972		$5,395

A detail of the financing receivables at December 31, 2012:

Item	Term	Interest Rate	Funded to borrower	Estimated collateral values

BMH Loan	Demand(1)	COF +2% (7% Floor)
4 Lots and land for phases 3, 4, and 5			$1,095	$2,385
Interest Escrow			450	329
Loan Fee			750	–

Total BMH Loan			2,295	2,714
IMA Loans
New IMA Loan (loan fee)	Demand(1)	COF +2% (7% Floor)	250	–
New IMA Loan (advances)	Demand(1)	COF +2% (7% Floor)	80	–
Existing IMA Loan	Demand(2)	7%	1,687	1,910

Total IMA Loans			2,017	1,910

Unearned Loan Fee			(708)	–
SF Loan Payable			–	1,500

Total			$3,604	$6,124

_______________

(1) These are the stated terms; however, in practice, principal will be repaid upon the sale of each developed lot.

F-14

(2) These are the stated terms; however, in practice, principal will be repaid upon the sale of each developed lot after the BMH loan and the New IMA loan are satisfied.

(3) Estimated collateral value is equal to the appraised value of $4,140, net of estimated costs to finish the development of $561 and the second mortgage amount of $1,280.

(4) Estimated collateral value is equal to the raw ground appraised value of $1,910 plus improvements of $277, net of the outstanding first mortgage of $1,146.

(5) Excess Paydown is the amount of initial funding of the Interest Escrow and/or Loan Fee that has/have been repaid to date. These amounts are available to be reborrowed in the future.

Except for the Whispering Pines loan, the loans are collectively cross-collateralized and, therefore, treated as one loan for the purpose of calculating the effective interest rate and for available remedies upon an instance of default. As lots are released, a specific release price is repaid by the borrower, with 10% of that amount being used to fund the Interest Escrow (except for the construction funding for homes). The customer will make cash interest payments only when the Interest Escrow is fully depleted, except for construction funding for homes, where the customer makes interest payments monthly.

Of the $1,115 loan fee from the origination of these Pennsylvania demand loans, $76 was used to offset legal expenses related to the creation of the loans. In accordance with ASC 310-20, Nonrefundable Fees and Other Costs, the remaining $1,039 loan fee is being recognized over the expected life of the loans using the straight-line method. Income of $257 and $216 was recognized during 2013 and 2012, respectively. The effective annual rate on the loans for 2013 and 2012 was 13.27% and 11.24%, respectively.

The Company has a credit agreement with its largest borrower which includes a maximum exposure on all three loans, which was $4,750 and $4,900 at December 31, 2013 and 2012, respectively. This limit does not include the construction loans for lot 118 Whispering Pines or lot 5 Tuscany as of December 31, 2013.

New Jersey Loan

In August 2013, the Company entered into a line of credit agreement with a borrower for the construction of homes in New Jersey. The maximum credit line for this loan is $150, with $72 outstanding at December 31, 2013, net of the builder deposit and unearned loan fee. Each loan drawn pursuant to this credit agreement will have a builder deposit of 6% of the available loan amount for that home and a loan fee of 5% of that available loan amount, with an interest rate of our cost of funds plus 2%.

Credit Quality Information

The following table presents credit-related information at the “class” level in accordance with ASC 310-10-50, Disclosures about the Credit Quality of Finance Receivables and the Allowance for Credit Losses. A class is generally a disaggregation of a portfolio segment. In determining the classes, the Company considered the finance receivable characteristics and methods it applies in monitoring and assessing credit risk and performance.

The following table summarizes finance receivables by the risk ratings that regulatory agencies utilize to classify credit exposure and which are consistent with indicators the Company monitors. Risk ratings are reviewed on a regular basis and are adjusted as necessary for updated information affecting the borrowers’ ability to fulfill their obligations.

The definitions of these ratings are as follows:

•	Pass – finance receivables in this category do not meet the criteria for classification in one of the categories below.
•	Special mention – a special mention asset exhibits potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may, at some future date, result in the deterioration of the repayment prospects.
•	Classified – a classified asset ranges from: (1) assets that are inadequately protected by the current sound worth and paying capacity of the borrower, and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected to (2) assets with weaknesses that make collection or liquidation in full unlikely on the basis of current facts, conditions, and values. Assets in this classification can be accruing or on non-accrual depending on the evaluation of these factors.

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Finance Receivables – By Classification:

	December 31, 2013	December 31, 2012

Pass	$4,045	$3,604
Special mention	–	–
Classified – accruing	–	–
Classified – nonaccrual	–	–

Total	$4,045	$3,604

At December 31, 2013 and 2012, there were no loans acquired with deteriorated credit quality, past due loans, impaired loans, or loans on nonaccrual status.

5. Borrowings

Affiliate Loans

In December 2011, the Company entered into two secured revolving lines of credit with affiliates, both of whom are members. These loans have an interest rate of the affiliates’ cost of funds, which was 3.71% and 3.93% as of December 31, 2013 and 2012, respectively. They are demand notes. The maximum that can be borrowed under these notes is $1,500, at the discretion of the lenders. The actual amount borrowed was $0 and $1,108 as of December 31, 2013 and 2012, respectively, leaving $1,500 and $392, respectively, in available credit on those dates. There is no obligation of the affiliates to lend money up to the note amount. The security for the lines of credit includes all of the assets of the Company. The weighted average balance of affiliate borrowings outstanding was $438 and $986 for the years ended December 31, 2013 and 2012, respectively, and the interest expense was $17 and $38 for the same periods, respectively.

SF Loan

The SF Loan, under which we are the borrower, is an unsecured loan in the original principal amount of $1,500, of which $1,500 was outstanding on both December 31, 2013 and 2012. Interest on the SF Loan accrues annually at a rate of 5.0%. Payments of interest only are due on a monthly basis, with the principal amount due on the date that the BMH Loan and the New IMA Loan are paid in full. We may prepay the SF Loan in part or in full at any time without penalty, subject to the terms and conditions set forth in the underlying promissory note. Pursuant to the Credit Agreement, payments on the SF Loan are used to fund the interest escrow. Further, pursuant to that certain Amended and Restated Commercial Pledge Agreement by and between us, IMA and BMH, IMA has pledged its interest in the SF Loan as collateral for IMA’s obligations under the New IMA Loan and the Existing IMA Loan. Management’s intentions related to offsetting our payments of principal or interest against amounts due to us from the lender are undetermined; therefore, this amount has been presented on a gross basis on the consolidated balance sheets at December 31, 2013 and 2012.

Notes Program

Borrowings through our public offering were $1,739 and $2 at December 31, 2013 and 2012, respectively. The effective interest rate on the borrowings at December 31, 2013 and 2012 was 6.72% and 4.95%, respectively, not including the amortization of deferred financing costs. There are limited rights of early redemption. The following table shows the origination of our Notes program:

	Year Ended December 31, 2013	Year Ended December 31, 2012

Notes outstanding, beginning of period	$2	$–
Notes issued	1,737	2
Note repayments / redemptions	–	–

Notes outstanding, end of period	$1,739	$2

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The following table shows the maturity of outstanding Notes as of December 31, 2013.

Year Maturing	Amount Maturing
2014	$430
2015	74
2016	8
2017	727
2018	500

Total	$1,739

6. Members’ Capital

The capital structure of the Company was changed with the adoption of the new operating agreement as of March 29, 2012. There is currently one class of units (class A common units) with two members, both of whom have no personal liability. All members have voting rights in proportion to their capital account. There were 2,629 class A common units outstanding at December 31, 2013. There are two additional authorized unit classes: class A preferred units and class B profit units. Once class B profit units are issued, the existing class A common units will become class A preferred units. Class A preferred units will receive preferred treatment in terms of distributions and liquidation proceeds.

The members’ capital balances by class are as follows:

Class	December 31, 2013	December 31, 2012
A Common Units	$1,904	$1,902

Members’ Capital	$1,904	$1,902

7. Related Party Transactions

The accompanying consolidated financial statements have been prepared from the separate accounts maintained by the Company and may not be indicative of the conditions that would have existed or the results of operations that would have occurred had the Company not entered into certain related party transactions or not participated in certain transactions with its members.

Notes and Accounts Payable to Affiliates

The Company has a loan agreement with two of our affiliates, as more fully described in Note 5 – Affiliate Loans.

The Company has a loan agreement with the Hoskins Group, as more fully described in Note 5 – SF Loan.

The Company accepted new investments under the Notes program in 2013 from employees, managers, members and relatives of managers and members totaling $323, all of which is outstanding at December 31, 2013. This sum includes $63 invested by Bill Myrick, one of the Company’s independent managers, and a $100 investment by David and Carole Wallach, the parents of Daniel M. Wallach, the Company’s Chief Executive Officer and Chairman of the Board of Managers. Mr. Myrick is entitled to receive interest on his Notes at a rate of 7.00% per annum, and Drs. Wallach are entitled to receive interest on their Note at a rate of 7.00% per annum.  As of December 31, 2013, Mr. Myrick and Drs. Wallach had earned $1 and $4, respectively, in interest on their Notes.

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8. Commitments and Contingencies

In the normal course of business there may be outstanding commitments to extend credit that are not included in the consolidated financial statements. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon and some of the funding may come from the earlier repayment of the same loan (in the case of revolving lines), the total commitment amounts do not necessarily represent future cash requirements. The financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the consolidated financial statements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. Unfunded commitments to extend credit, which have similar collateral, credit risk and market risk to our outstanding loans, were $1,449 and $588 at December 31, 2013 and 2012, respectively.

In September 2013, the Company issued a Letter of Credit for $155 to a sewer authority relating to the BMH Loan. The amount of the Letter of Credit is not included in our commitments to lend throughout these financial statements (including the $1,449 above), as any amount drawn would be included in the credit limit of BMH, and, at December 31, 2013, BMH is under the credit limit by more than the amount of the Letter of Credit.

The property securing the BMH Loan is subject to a mortgage in the amount of $1,146, which is held by United Bank and guaranteed by 84 FINANCIAL, L.P. The superior mortgage balance is subtracted from the appraised value of the land in the land valuation detail of the Pennsylvania loan financing receivables at December 31, 2013 in Note 4.

The property securing the New IMA Loan and the Existing IMA Loan, as described in Note 4, is subject to a mortgage in the amount of $1,290, which is held by an unrelated third party. In connection with the closing of the New IMA Loan and the Existing IMA Loan, the holder of this mortgage entered into an agreement to amend, restate and further subordinate such mortgage. This subordination agreement also provides that, in the event of a foreclosure on and liquidation of the property securing the New IMA Loan and the Existing IMA Loan, we are entitled to receive liquidation proceeds up to $2,225, which excludes the collateral securing the BMH Loan, at which point the holder of this mortgage is entitled to receive liquidation proceeds up to the amount necessary to satisfy its outstanding mortgage, and we are then entitled to any remainder of the liquidation proceeds. The subordinated mortgage balance is subtracted from the appraised value of the finished lots in the lot valuation in Note 4.

9. Selected Quarterly Condensed Consolidated Financial Data (Unaudited)

Summarized unaudited quarterly condensed consolidated financial data for the four quarters of 2013 and 2012 are as follows (in thousands):

	Quarter 4	Quarter 3	Quarter 2	Quarter 1	Quarter 4	Quarter 3	Quarter 2	Quarter 1
	2013	2013	2013	2013	2012	2012	2012	2012

Net interest income	$108	$118	$114	$99	$108	$112	$112	$134
SG&A expense	84	77	114	140	86	78	57	123
Net Income (Loss)	$24	$41	$–	$(41)	$22	$34	$55	$11

10. Subsequent Events

Under the Notes offering, the Company issued an additional $23 subsequent to December 31, 2013. The total debt issued and outstanding pursuant to the Notes offering as of February 26, 2014 is $1,762. Of the $1,762, $326 is from employees, managers, members and relatives of managers and members.

On January 10, 2014, the Company closed two loans with American Built Homes, LLC for the construction of homes in Denver Colorado. The loans are demand loans and total $672 with $33 outstanding at February 26, 2014, net of the builder deposit, interest escrow, and unearned loan fee. Each loan has a builder deposit of 6% of the loan amount, a loan fee of 5%, and an interest rate of our cost of funds plus 2%. An interest escrow was funded from loan proceeds at closing.

On January 17, 2014, the Company signed a commitment letter with a builder customer in New Jersey for a construction loan anticipated to be $240, which commitment expires April 30, 2014. The loan would have a builder deposit of 6% of the loan amount and a loan fee of 5%, with an interest rate of our cost of funds plus 2%.

On February 25, 2014, the Company closed on a loan with the Hoskins Group for a home in Pittsburgh, Pennsylvania. The loan is a demand loan in the amount of $215 with $210 outstanding at February 26, 2014, net of the unearned loan fee. The loan has a loan fee of 5%, and an interest rate of our cost of funds plus 2%.

On February 26, 2014, the Board of Managers, upon recommendation by the Chief Executive Officer, authorized cash distributions to the Company’s members of 68% of net income for the fourth quarter of 2013 totaling $16, which will be distributable to the members ratably based on each member’s respective membership interest.

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